                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the Quarter Ended December 31, 1999

                                 AMDOCS LIMITED

                       Tower Hill House Le Bordage GY1 3QT
               St. Peter Port, Island of Guernsey, Channel Islands

                                 --------------

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20 F    X        FORM 40 F
                                     -----                 -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  YES           NO  X
                                      ---          ----

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     FOR THE QUARTER ENDED DECEMBER 31, 1999

                                      INDEX

PART I     FINANCIAL INFORMATION

           Item 1.     Unaudited Consolidated Financial Statements

                       Consolidated Balance Sheets

                       Consolidated Statements of Operations

                       Consolidated Statement of Changes in Shareholders'
                       Equity

                       Consolidated Statements of Cash Flows

                       Notes to Unaudited Consolidated Financial Statements

           Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition

PART II    OTHER INFORMATION

           Item 6.     Exhibits and Reports on Form 6-K

           SIGNATURES

           EXHIBIT INDEX

                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                   (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                                AS OF
                                                                                                   -------------------------------
                                                                                                        DECEMBER    SEPTEMBER 30,
                                                                                                        31, 1999        1999
                                                                                                   ---------------  --------------
                                                                                                      (UNAUDITED)
                                     ASSETS

Current Assets:
   Cash and cash equivalents                                                                       $      165,819   $     85,174
   Short-term interest-bearing investments                                                                 20,384              -
   Accounts receivable, including unbilled of $8,296 and $3,415, less allowances
      of $5,024 and $0, respectively                                                                      179,926        145,184
   Accounts receivable from related parties, including unbilled of
      $0 and $828, respectively                                                                            15,706         14,128
   Deferred income taxes and taxes receivable                                                              32,488         29,899
   Prepaid expenses and other current assets                                                               39,856         16,390
                                                                                                   ---------------  --------------
    Total current assets                                                                                  454,179        290,775

Equipment, vehicles and leasehold improvements, net                                                        94,012         83,997
Deferred income taxes                                                                                      13,615          5,605
Goodwill and other intangible assets , net                                                                110,132         20,742
Other noncurrent assets                                                                                    29,151         28,892
                                                                                                   ---------------  --------------
Total assets                                                                                       $      701,089   $    430,011
                                                                                                   ===============  ==============

                      LIABILITIES AND SHAREHOLDERS' EQUITY


Current Liabilities:
   Accounts payable and accrued expenses                                                           $       82,604   $     68,594
   Accrued personnel costs                                                                                 56,825         40,092
   Short-term financing arrangements                                                                       11,696          2,381
   Deferred revenue                                                                                       105,060        104,688
   Short-term portion of capital lease obligations                                                          6,037          5,722
   Deferred income taxes and taxes payable                                                                 46,251         33,412
                                                                                                   ---------------  --------------
   Total current liabilities                                                                              308,473        254,889

Long-term portion of capital lease obligations                                                             16,708         17,148
Other noncurrent liabilities                                                                               41,945         34,237
                                                                                                   ---------------  --------------
Total liabilities                                                                                         367,126        306,274
                                                                                                   ---------------  --------------

Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares;
      Pound Sterling 0.01 par value; 0 issued and outstanding                                                   -              -
   Ordinary Shares - Authorized 550,000 shares;
      Pound Sterling 0.01 par value; 205,251 and 198,800 outstanding, respectively                          3,284          3,181
   Additional paid-in capital                                                                             674,886        489,099
   Accumulated other comprehensive income (loss)                                                            4,599         (1,157)
   Unearned compensation                                                                                   (2,531)        (3,830)
   Accumulated deficit                                                                                   (346,275)      (363,556)
                                                                                                   ---------------  --------------
   Total shareholders' equity                                                                             333,963        123,737
                                                                                                   ---------------  --------------
Total liabilities and shareholders' equity                                                         $      701,089   $    430,011
                                                                                                   ===============  ==============

                             See accompanying notes

                                 AMDOCS LIMITED

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                   (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                          THREE MONTHS ENDED
                                                                             DECEMBER 31,
                                                            ------------------------------------------------
                                                                    1999                       1998
                                                            ---------------------      ---------------------

Revenue:
   License (*)                                              $          26,502          $          15,040
   Service (*)                                                        209,004                    116,385
                                                            ---------------------      ---------------------
                                                                      235,506                    131,425
                                                            ---------------------      ---------------------
Operating expenses:
   Cost of license                                                      1,173                      1,323
   Cost of service (*)                                                139,034                     75,915
   Research and development                                            14,970                      8,379
   Selling, general and administrative (*)                             27,593                     15,647
   In-process research and development expenses                        19,876                          -
                                                            ---------------------      ---------------------
                                                                      202,646                    101,264
                                                            ---------------------      ---------------------

Operating income                                                       32,860                     30,161

Other income (expense), net                                               345                     (1,387)

                                                            ---------------------      ---------------------
Income before income taxes                                             33,205                     28,774
Income taxes                                                           15,924                      8,632
                                                            ---------------------      ---------------------
Net income                                                  $          17,281          $          20,142
                                                            =====================      =====================

Basic earnings per share                                    $            0.09          $            0.10
                                                            =====================      =====================

Diluted earnings per share                                  $            0.08          $            0.10
                                                            =====================      =====================

   Basic weighted average number of shares
      outstanding                                                     201,020                    196,800
                                                            =====================      =====================

   Diluted weighted average number of shares
      outstanding                                                     204,867                    198,905
                                                            =====================      =====================

(*)   See Note 3.


                             See accompanying notes

                                 AMDOCS LIMITED

     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
                   (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)
                                 (IN THOUSANDS)


                                                                                 Accumulated
                                                                                    other
                                 Ordinary Shares               Additional       comprehensive
                         --------------------------------       Paid-in             income             Unearned
                            Shares            Amount            Capital             (loss)           Compensation
                         -------------     --------------    ---------------   -----------------  -------------------

Balance as of
  September 30, 1999          198,800      $      3,181      $     489,099     $       (1,157)    $        (3,830)

Net income                          -                 -                  -                  -                   -

Issuance of Ordinary
  Shares related to an
  acquisition, net              6,451               103            185,744                  -                   -

Employees' stock options
   exercised                      (*)               (*)                 15                  -                   -

Unrealized gain on other
   comprehensive income,
   net of $2,474 tax               -                 -                  -               5,756                   -

Stock options granted, net
   of forfeitures                  -                 -                 28                   -                   -

Acquired unearned
   compensation related
   to an acquisition               -                 -                  -                   -                 (18)

Amortization of
   unearned
   Compensation                    -                 -                  -                   -               1,317
                         -------------     --------------    ---------------   -----------------  -------------------

Balance as of
  December 31, 1999          205,251       $     3,284       $    674,886      $        4,599     $       (2,531)
                         =============     ==============    ===============   =================  ===================





                                                      Total
                           Accumulated            Shareholders'
                             Deficit                 Equity
                         -----------------      ------------------

Balance as of
  September 30, 1999     $     (363,556)        $       123,737

Net income                       17,281                  17,281

Issuance of Ordinary
  Shares related to an
  acquisition, net                    -                 185,847

Employees' stock options
   exercised                          -                      15

Unrealized gain on other
   comprehensive income,
   net of $2,474 tax                  -                   5,756

Stock options granted, n
   of forfeitures                     -                      28

Acquired unearned
   compensation related
   to an acquisition                  -                     (18)

Amortization of
   unearned
   Compensation                       -                   1,317
                         -----------------      ------------------

Balance as of
  December 31, 1999      $    (346,275)         $       333,963
                         =================      ==================


(*) Less than one thousand


                             See accompanying notes

                                 AMDOCS LIMITED

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                   (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)
                                 (IN THOUSANDS)


                                                                         THREE MONTHS ENDED DECEMBER 31,
                                                                       1999                            1998
                                                            ---------------------------      --------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                  $              17,281            $             20,142
Reconciliation of net income to net cash provided
     by operating activities:
   Depreciation                                                             6,916                           3,842
   Amortization                                                             3,246                           2,678
   Write-off of purchased in-process research and
      Development                                                          19,876                               -
   Loss on sale of equipment                                                   59                             179
   Deferred income taxes                                                   (2,714)                          1,438
   Unrealized income (loss) on other comprehensive income                   8,230                          (3,046)
Net changes in operating assets and liabilities:
   Accounts receivable                                                     16,397                         (38,635)
   Prepaid expenses and other current assets                              (18,469)                         (2,673)
   Other noncurrent assets                                                 (1,805)                         (1,038)
   Accounts payable and accrued expenses                                    9,986                          11,771
   Deferred revenue                                                           (55)                         22,880
   Income taxes payable                                                     7,343                            (132)
   Other noncurrent liabilities                                             7,939                             465
                                                            ---------------------------      --------------------------
Net cash provided by operating activities                                  74,230                          17,871
                                                            ---------------------------      --------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of equipment, vehicles and leasehold
      improvements                                                            446                             463
Payments for purchase of equipment, vehicles, leasehold
      improvements and other                                              (13,408)                         (8,893)
Purchase of short-term interest bearing investments                       (20,384)                              -
Acquisition, net of cash acquired                                          31,900                               -
                                                            ---------------------------      --------------------------
Net cash used in investing activities                                      (1,446)                         (8,430)
                                                            ---------------------------      --------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from employees' stock options exercised                           15                               -
Payments under short-term finance arrangements                            (83,282)                        (95,650)
Borrowings under short-term finance arrangements                           92,597                          79,793
Principal payments under long-term capital
      lease obligations                                                    (1,469)                           (844)
                                                            ---------------------------      --------------------------
Net cash provided by (used in) financing activities                         7,861                         (16,701)
                                                            ---------------------------      --------------------------

Net increase (decrease) in cash and cash equivalents                       80,645                          (7,260)
Cash and cash equivalents at beginning of period                           85,174                          25,389
                                                            ---------------------------      --------------------------
Cash and cash equivalents at end of period                  $             165,819            $             18,129
                                                            ===========================      ==========================

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                             $               8,498            $              7,368
   Interest                                                                   543                           1,435

NONCASH INVESTING AND FINANCING ACTIVITIES

            Capital lease obligations of $1,317 and $3,491 were incurred during the three months ended December 31, 1999 and 1998, respectively, when the Company (as hereinafter defined) entered into lease agreements for the purchase of fixed assets.





                             See accompanying notes

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                   (IN U.S.. DOLLARS, UNLESS OTHERWISE STATED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

1.    BASIS OF PRESENTATION

      AMDOCS Limited (the "Company") is a leading provider of product-driven information system solutions to the communications industry. The Company and its subsidiaries operate in one business segment, providing computer systems integration and related services for the communications industry. The Company designs, develops, markets and supports computer software products and related services to communications companies throughout the world.

      The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included therein and are of a normal recurring nature.

      The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

      The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 1999 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

      The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of United States governmental securities which are stated at market value, with unrealized gains and losses on such securities reflected, net of tax, as other comprehensive income in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities. It is the Company's intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, all securities are considered to be available-for-sale and are classified as current assets.

2.    ACQUISITION

      On November 30, 1999, the Company completed the purchase of International Telecommunication Data Systems, Inc. ("ITDS"), in a stock-for-stock transaction. The total purchase price of $188,733 includes issuance of ordinary shares, options and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in the balance sheet as of December 31, 1999. The results of ITDS' operations are included in the Consolidated Statements of Operations, commencing December 1, 1999. The acquired technology valuation, which was independently determined, included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method which considers the present value of cash flows by product lines. The fair value of existing technology products was valued at $12,342 and is being amortized over five years. In-process research and development, valued at $19,876, was charged to expense immediately following the completion of the acquisition as this technology had not reached technological feasibility and has

                                 AMDOCS LIMITED
      no alternative use. This technology will require varying additional development, coding and testing efforts before technological feasibility can be determined. The fair value of customer list was valued at $647 and the fair value of workforce in place was valued at $5,407, both of which will be amortized over five years. The excess of the purchase price over the net assets acquired, or goodwill, of $70,796 is being amortized over 15 years.

      The pro forma revenue, operating income, net income and earnings per share as if ITDS had been acquired as of the beginning of the respective periods, excluding the write off of in-process research and development, for the following periods:

                                                                     THREE MONTHS ENDED
                                                                        DECEMBER 31,
                                                 -----------------------------------------------------------
                                                            1999                            1998
                                                 ---------------------------      --------------------------
        Revenue                                  $             258,795            $            164,687
        Operating income                                        53,609                          36,449
        Net income                                              37,150                          24,052
        Basic earnings per share                                  0.18                            0.12
        Diluted earnings per share                                0.18                            0.12

3.    RELATED-PARTY TRANSACTIONS

      The following related party transactions are included in the statements of operations for the following periods:

                                                                         THREE MONTHS ENDED
                                                                            DECEMBER 31,
                                                     -----------------------------------------------------------
                                                                1999                            1998
                                                     ---------------------------      --------------------------
        Revenue:
              License                                $               1,100            $                100
              Service                                               23,596                          21,398

        Operating expenses:
              Cost of service                                          919                             500
              Selling, general and administrative                      242                             112

4.    COMPREHENSIVE INCOME

      Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

      The following table sets forth the reconciliation from net income to comprehensive income for the following periods:


                                                                                                   THREE MONTHS ENDED
                                                                                                      DECEMBER 31,
                                                                                     -----------------------------------------------
                                                                                             1999                       1998
                                                                                     ---------------------      --------------------

        Net income                                                                   $          17,281          $          20,142
        Other comprehensive income:
            Unrealized income (loss) on derivative instruments, net of tax                       5,773                    (2,131)
            Unrealized loss on short-term interest-bearing investments, net
                of tax                                                                            (17)                          -
                                                                                     ---------------------      --------------------
        Comprehensive income                                                         $          23,037          $          18,011
                                                                                     =====================      ====================

                                 AMDOCS LIMITED

5.    INCOME TAXES

      The provision for income taxes for the following periods consists of the following:


                                                                                                  THREE MONTHS ENDED
                                                                                                     DECEMBER 31,
                                                                                    -----------------------------------------------
                                                                                            1999                       1998
                                                                                    ---------------------      --------------------

        Current                                                                     $          18,638          $           7,194
        Deferred                                                                               (2,714)                     1,438
                                                                                    ---------------------      --------------------
                                                                                    $          15,924          $           8,632
                                                                                    =====================      ====================


      The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:


                                                                                                   THREE MONTHS ENDED
                                                                                                      DECEMBER 31,
                                                                                     ----------------------------------------------
                                                                                             1999                       1998
                                                                                     ---------------------      -------------------
        Statutory Guernsey tax rate                                                           20%                        20%
        Guernsey tax-exempt status                                                           (20)                       (20)
        Foreign taxes                                                                         30                         30
        In-process research and development expenses (*)                                      18                          -
                                                                                     ---------------------      -------------------
        Effective income tax rate                                                             48%                        30%
                                                                                     =====================      ===================
        Effective income tax rate excluding in-process research and
             development expenses (*)                                                         30%                        30%
                                                                                     =====================      ===================

       (*) In connection with the acquisition of ITDS the Company wrote off $19,876 of in-process research and development which is not tax deductible.

6.    EARNINGS PER SHARE

      The following table sets forth the computation of basic and diluted earnings per share:


                                                                                          THREE MONTHS ENDED
                                                                                             DECEMBER 31,
                                                                                 --------------------------------------
                                                                                       1999                 1998
                                                                                 -----------------     ----------------
         Numerator:
            Net income                                                           $       17,281        $     20,142
                                                                                 =================     ================
         Denominator:
            Denominator for basic earnings per share -
                  weighted average number of shares
                  outstanding                                                           201,020             196,800
            Effect of dilutive stock options granted                                      3,847               2,105
                                                                                 -----------------     ----------------
            Denominator for dilutive earnings per share -
                  adjusted weighted average shares and
                  assumed conversions                                                   204,867             198,905
                                                                                 =================     ================

            Basic earnings per share                                                      $0.09               $0.10
                                                                                 =================     ================

            Diluted earnings per share                                                    $0.08               $0.10
                                                                                 =================     ================

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

            In Management's Discussion and Analysis we explain the general financial condition and the results of operations for Amdocs and its subsidiaries including:

      -      what factors affect our business,

      - what our revenue and costs were in the three months ended December 31, 1999 and 1998,

      -      why those revenue and costs were different from period to period,

      -      the sources of our revenue,

      -      how all of this affects our overall financial condition,

      - what our expenditures were in the three months ended December 31, 1999 and 1998, and

      -      the sources of our cash to pay for future capital expenditures.

            Management's Discussion and Analysis should be read in conjunction with Amdocs' consolidated financial statements. In Management's Discussion and Analysis, we analyze and explain the three month to three month changes in the specific line items in the consolidated statements of operations. Our analysis contains certain forward looking statements that involve risk and uncertainties. Our actual results could differ materially from the results reflected in these forward looking statements as they are subject to a variety of risk factors. We disclaim any obligation to update our forward looking statements.

OVERVIEW

            We are a leading provider of software products and services to the communications industry, primarily Customer Care, Billing and Order Management Systems, or CC&B Systems, for wireline, wireless, Internet Protocol ("IP"), data and multiple-service or convergent network operators and service providers. We also supply Directory Sales and Publishing Systems, or Directory Systems, to publishers of both traditional printed yellow page and white page directories and Internet directories. Our products are mission-critical for a customer's operations. Due to the complexity of the process and the expertise required for system support, we also provide extensive customization, implementation, integration, ongoing support, system enhancement, maintenance and outsourcing services.

            We derive our revenue principally from:

      - the initial sale of our products and related services, including license fees and customization, implementation and integration services, and

      - recurring revenue from ongoing maintenance, support, outsourcing and other related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

            License revenue is recognized concurrently as work is performed, using the percentage of completion method of accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and initial support services, is also recognized as work is performed, under the percentage of completion method of accounting. In outsourcing contracts, where the CC&B Systems solution includes the operation and maintenance of customers' billing systems, revenue is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our quarterly operating results.

            License and service fee from the sale of CC&B Systems amounted to $204.8 million and $90.4 million in the three months ended December 31, 1999 and 1998, respectively, representing 87.0% and 68.8%, respectively, of our revenue for such periods.

            We believe that the demand for CC&B Systems will continue to increase due to, among other key factors:

      -       the growth and globalization of the communications market,

      -       intensifying competition among communications carriers,

      - rapid technological changes, such as the introduction of wireless Internet services via WAP (Wireless Application Protocol) and GPRS (General Packet Radio Services) technology,

      -       the proliferation of new communications products and services, and

      - a shift from in-house management to vendor solutions and outsourcing.

            We also believe that a key driver of demand is the continuing trend for network operators and service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of local, long distance, international, mobile, cable television, IP, data and electronic commerce).

            As a result of these developments, we believe that CC&B Systems will continue to account for the largest share of our total revenue.

            Although the business of publishing traditional yellow page and white page directories is a mature business in the United States, it continues to be a significant source of revenue for us worldwide. We believe that we are a leading provider of Directory Systems in most of the markets that we serve.

      - License and service fee revenue from the sale of Directory Systems totaled $30.7 million and $41.0 million in the three months ended December 31, 1999 and 1998, respectively, accounting for 13.0% and 31.2%, respectively, of our revenue for such periods.

            We believe that the demand for Directory Systems will be favorably impacted by a broader introduction of electronic directories. We anticipate that over the next several years revenue will continue to grow from our Directory Systems offerings. However, we anticipate that the relative contribution to our total revenue of license and service fees from Directory Systems will decrease over time.

            Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our product development program. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications market. Research and development expenditures amounted to $15.0 million and $8.4 million in the three months ended December 31, 1999 and 1998, respectively, representing 6.4% of our revenue in both these periods. In the next several years, we intend to continue to make substantial investments in our research and development and anticipate a significant increase in absolute dollar terms in research and development expenditures for fiscal 2000. As a percentage of our expected revenue for this period, we believe that our research and development expenditures will increase only modestly. Approximately $25.0 million of this increased budget is expected to result from significant investments in research and development in the IP systems area.

            On November 30, 1999, we completed the purchase of International Telecommunication Data Systems, Inc. ("ITDS"), in a stock-for-stock transaction. ITDS is a leading provider of billing and customer care service bureau solutions to wireless communication service providers. This acquisition is expected to expand the scope of our CC&B Systems offering and further establish our leadership in providing total solutions to the communications industry. We issued 6,450,714 ordinary shares and 1,102,955 options for ordinary shares in connection with the consummation of the transaction. The total purchase price of $188.7 million, based on a per share price of $28.25 for our ordinary shares, includes issuance of ordinary shares, options and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in our balance sheet as of December 31, 1999. An acquired technology valuation, which was determined by an independent appraiser, included both existing technology and in-process research and development ("in-process R&D"). The valuation of these items was made by applying the income forecast method which considers the present value of cash flows by product lines. The fair value of existing technology products was valued at $12.3 million and is being amortized over five years. In-process R&D, valued at $19.9 million, was charged to expense immediately following the completion of the acquisition as this technology had not reached technological feasibility and has no alternative use. Additional development, coding and testing efforts will be required before technological feasibility can be determined. The fair value of customer lists was valued at $0.6 million and the fair value of workforce in place was valued at $5.4 million, both of which are being amortized over five years. The excess of the purchase price over the net assets acquired, or goodwill, of $70.8 million is being amortized over 15 years.

RESULTS OF OPERATIONS

            The following table sets forth for the three months ended December 31, 1999 and 1998, certain items in our consolidated statements of operations reflected as a percentage of total revenue:


                                                                                               THREE MONTHS ENDED
                                                                                                  DECEMBER 31,
                                                                                                  ------------
                                                                                  1999                                   1998
                                                                                  ----                                   ----
        Revenue:
              License                                                             11.3%                                 11.4%
              Service                                                             88.7                                  88.6
                                                                                  ----                                  ----
                                                                                 100.0                                 100.0
                                                                                 -----                                 -----
        Operating expenses:
              Cost of license                                                      0.5                                   1.0
              Cost of service                                                     59.0                                  57.8
              Research and development                                             6.4                                   6.4
              Selling, general and administrative                                 11.7                                  11.9
              In-process research and development expenses                         8.4                                  --
                                                                                   ---                                  ----
                                                                                  86.0                                  77.1
                                                                                  ----                                  ----
        Operating income (*)                                                      14.0                                  22.9
        Other income (expense), net                                                0.1                                  (1.0)
                                                                                   ---                                  -----
        Income before income taxes                                                14.1                                  21.9
        Income taxes                                                               6.8                                   6.6
                                                                                   ---                                   ---
        Net income (*)                                                             7.3%                                 15.3%
                                                                                   ====                                 =====

        (*) Excluding the one-time charge of write-off of in-process R&D expenses related to the ITDS transaction, operating income and net income for the three months ended December 31, 1999 are 22.4% and 15.7%, respectively, of total revenue.

            Three Months Ended December 31, 1999 and 1998

            REVENUE. Revenue for the three months ended December 31, 1999 was $235.5 million, an increase of $104.1 million, or 79.2%, compared to the three months ended December 31, 1998, primarily due to the continuance of the growth in the demand for our CC&B Systems solutions. License revenue increased from $15.0 million in the three months ended December 31, 1998 to $26.5 million during the three months ended December 31, 1999, an increase of 76.2%, and service revenue increased 79.6% in the three months ended December 31, 1999 from $116.4 million in the three months ended December 31, 1998 to $209.0 million in the three months ended December 31, 1999. Total CC&B Systems revenue for the three months ended December 31, 1999 was $204.8 million, an increase of $114.4 million, or 126.6%, compared to the three months ended December 31, 1998. Revenue from Directory Systems was $30.7 million for the three months ended December 31, 1999, a decrease of $10.4 million, or 25.3%, from the three months ended December 31, 1998.

            The results of ITDS' operations, included in our consolidated statement of operations commencing December 1, 1999, had an insignificant impact on our revenue for the three-months ended December 31, 1999.

            In the three months ended December 31, 1999, revenue from customers in Europe, North America and the rest of the world accounted for 44.0%, 39.2% and 16.8%, respectively, compared to 38.0%, 44.1% and 17.9% respectively, for the three months ended December 31, 1998. The growth in revenue from customers in Europe was primarily attributable to increased competition among communications companies within and continued deregulation of the European market.

            COST OF LICENSE. Cost of license for the three months ended December 31, 1999 was $1.2 million, a decrease of $0.2 million, or 11.3%, from cost of license for the three months ended December 31, 1998. Cost of license includes amortization of purchased computer software and intellectual property rights. The decrease in cost of license for the three months ended December 31, 1999 was attributable primarily to decreases in the required amorization of purchased computer software.

            COST OF SERVICE. Cost of service for the three months ended December 31, 1999 was $139.0 million, an increase of $63.1 million, or 83.1%, from cost of service of $75.9 million for the three months ended December 31, 1998. As a percentage of revenue, cost of service increased to 59.0% in the three months ended December 31, 1999 from 57.8% in the three months ended December 31, 1998. The increase in cost of service is consistent with the increase in revenue for the three months ended December 31, 1999, and reflects increased employment levels required to support the continuing growth in revenue.

            RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development program. In the three months ended December 31, 1999, research and development expense was $15.0 million, or 6.4% of revenue, compared with $8.4 million, or 6.4% of revenue, in the three months ended December 31, 1998. The absolute increase in research and development expense represents ongoing expenditures primarily for CC&B Systems and also for Directory Systems.

            SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 76.3% to $27.6 million, or 11.7% of revenue, in the three months ended December 31, 1999 from $15.6 million, or 11.9% of revenue, in the three months ended December 31, 1998. The absolute increase in selling, general and administrative expense is in line with the increase in our revenue for the three months ended December 31, 1999.

            IN-PROCESS RESEARCH AND DEVELOPMENT EXPENSES. In-process R&D expenses in the three months ended December 31, 1999 consisted of a one-time, non-cash charge of $19.9 million for the write-off of in-process R&D resulting from our acquisition of ITDS completed on November 30, 1999.

            OPERATING INCOME. Operating income in the three months ended December 31, 1999, excluding the one-time charge related to the acquisition of ITDS, was $52.7 million, as compared with $30.2 million in the three months ended December 31, 1998, an increase of 74.8% primarily due to an increase in profit margin on license revenue. Actual operating income decreased to 14.0% of revenue for the three months ended December 31, 1999 as compared to 22.9% for the three months ended December 31, 1998, primarily due to the one-time charge related to the acquisition of ITDS. The results of the ITDS transaction had an insignificant impact on our overall operating income.

            OTHER INCOME (EXPENSE), NET. In the three months ended December 31, 1999, other income, net was $0.3 million, an increase of $1.7 million from the three months ended December 31, 1998. The increase in other income, net, is primarily attributed to the reduction in debt through the use of cash from operations and interest from accumulating cash equivalents and short-term interest-bearing investments.

            INCOME TAXES. Income taxes in the three months ended December 31, 1999 were $15.9 million on income before taxes of $33.2 million. In the three months ended December 31, 1998, income taxes were $8.6 million on income before taxes of $28.8 million. In the three months ended December 31, 1999, the effective tax rate was 48%, resulting from the one-time charge related to the acquisition of ITDS, which is not tax deductible. The effective tax rate excluding the one-time charge of ITDS for the three months ended December 31, 1999, is 30%. See discussion below - "Effective Tax Rate".

            NET INCOME. Net income in the three months ended December 31, 1999 increased by 84.5% from the three months ended December 31, 1998, reaching $37.2 million, or $0.18 per diluted share, excluding the one-time charge related to the acquisition of ITDS. Actual net income for the three months ended December 31, 1999 was $17.3 million, or $0.08 per diluted share, compared to $20.1 million, or $0.10 per diluted share, in the three months ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

            Financing Transactions

            We have primarily financed our operations through cash generated from operations and borrowings from banks and other lenders. Cash and cash equivalents totaled $165.8 million as of December 31, 1999 compared to $85.2 million as of September 30, 1999. The increase in cash and cash equivalents as of December 31, 1999 is attributable primarily to cash flows from operations and the $31.9 million of cash we acquired in the ITDS transaction. Net cash provided by operating activities amounted to $74.2 million and $17.9 million for the three months ended December 31, 1999 and 1998, respectively. A significant portion of our cash flow from operations during the three months ended December 31, 1999 was used to invest in cash equivalents and short-term interest-bearing investments. We currently intend to retain our future earnings to support the further expansion of our business.

            As of December 31, 1999, we had short-term lines of credit totaling $152.0 million from various banks or bank groups, of which $11.7 million was outstanding. As of that date, we also had utilized approximately $16.4 million of a revolving credit facility to support outstanding bank guarantees.

            As of December 31, 1999, we had positive working capital of $145.7 million as compared to positive working capital of $35.9 million as of September 30, 1999. The increase in working capital is primarily attributed to cash generated from operating activities and to the cash obtained from the acquisition of ITDS. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.

            As of December 31, 1999, we had long-term obligations outstanding of $22.7 million in connection with leasing arrangements. Currently, our capital expenditures, consisting primarily of computer equipment and vehicles, are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

            Net Deferred Tax Assets

            Based on our assessment, it is more likely than not that all the net deferred tax assets as of December 31, 1999 will be realized through future taxable earnings. No significant increase in future taxable earnings would be required to fully realize the net deferred tax assets.

YEAR 2000 ISSUES

            We believe we have identified the information technology, or IT, and non-IT systems, software and products involved in our business that could be affected by year 2000 issues. We believe that systems, software and products for which we have responsibility currently are year 2000 compliant. We are not aware of any substantial year 2000 issues with any of our customers. Detailed existing contingency plans are being refined as appropriate to address potential year 2000 issues. These plans are focused on matters which appear to be our most likely year 2000 risks, such as possible additional customer support efforts by us that would be necessary if customers or vendors are not year 2000 compliant. No significant issues have arisen to date or are expected that would require implementing these contingency plans.

EFFECTIVE TAX RATE

            Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate for the three months ended December 31, 1999 was 48% compared to 30% in the three months ended December 31, 1998. The effective tax rate of 48% for the three months ended December 31, 1999 was due to the write-off of in-process R&D expenses associated with the acquisition of ITDS, which is not tax deductible. Excluding the impact of the write-off of in-process R&D associated with the ITDS acquisition, the effective tax rate for the three months ended December 31, 1999 was 30%.

CURRENCY FLUCTUATIONS

            Approximately 85% of our revenue is in U.S. dollars ("dollar") or linked to the dollar and therefore the dollar is our functional currency. Approximately 58% of our operating expenses are paid in dollars or are linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of December 31, 1999, we had hedged most of our significant exposures in currencies other than the dollar.

ITEM 6.     EXHIBITS AND REPORTS ON FORM 6-K.

(a)         Exhibits

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
99.1                                 Amdocs Limited Press Release dated January
                                     25, 2000.

(b)          Reports on Form 6-K.

            The Company filed the following reports on Form 6-K during the three months ended December 31, 1999:

            (1) Form 6-K dated September 10, 1999 and Form 6-K dated December 13, 1999, each relating to the acquisition of International Telecommunication Data Systems, Inc., a Delaware coporation; and

            (2) Form 6-K dated December 17, 1999 relating to the Company's Notice of Annual General Meeting of Shareholders on January 26, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Amdocs Limited

                                       /s/ Thomas G. O'Brien
                                       ---------------------
                                       Thomas G. O'Brien
                                       Treasurer and Secretary
                                       Authorized U.S. Representative

Date:       February 10, 2000

                                  EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

99.1                                Amdocs Limited Press Release dated January 25, 2000.